UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 12, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Express Receivables Financing Corporation V LLC
File No. 333-121895-02 - CF#27486

American Express Issuance Trust
File No. 333-121895-03 - CF#27486

_____

American Express Receivables Financing Corporation V LLC and American Express Issuance Trust submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 22, 2006.

Based on representations by American Express Receivables Financing Corporation V LLC and American Express Issuance Trust that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through October 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine Bancroft
Senior Special Counsel